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UBS V10 Currency Index with Volatility Cap
Monthly Performance Report – October 2011

●	Volatility remained elevated in general, however uncertainity in the Eurozone and Central Bank actions created sharp swings in 'risk on / risk off' trading

●	The dollar shed the majority of its September gains in October

●	The Index changed carry positioning three times during October and, when combined with the performance of the currencies, resulted in a loss of 4.2%

Index Description
The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index).
The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Performance Influencing Factors
The dollar shed the majority of its September gains in October, although volatility remained high and the somewhat binary ‘risk on/risk off’ trading continued. As we move into November, the dollar began to strengthen however, as the FX pendulum follows developments in the Eurozone. Another EU Summit provided some, albeit brief, hope and better US data led to some risk being put back into what were slightly stretched markets. Position clearouts and repatriation were also overriding themes in another volatile month which saw the BoJ intervene in FX markets to weaken the yen once again. All these factors resulted in significant currency movements and general appreciation (other than JPY) relative to USD over the period. The Index changed carry positioning three times during October and, when combined with the performance of the currencies, resulted in a loss of 4.2%.

Currency	Spot1	Contr2	Currency	Spot1	Contr2
NZD	5.9%	-2.0%	CHF	3.6%	0.9%
AUD	9.0%	-2.1%	JPY	-1.4%	1.7%
SEK	5.7%	-2.8%	USD

Source: UBS Investment Bank. Note: For illustration purposes only;
SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis Past performance is not an indication of future performance.
1) Spot performance of currency from 30 Sep 2011 to 31 Oct 2011 relative to USD. Individual currency performance is intended to explain only the performance of that currency relative to the USD and may not fully explain the movement of the Index over the period.
2) Contribution to the Index return over the period resulting from the peformance of the individual currency.

AUD	(9.0%)
The high beta AUD benefitted given the swing in risk appetite during October. CPI came in below market expectations, which was just enough to persuade the RBA to cut rates by 25bp in the November meeting but it has now adopted a neutral policy stance

NZD	(5.9%)	New Zealand’s central bank maintained its tightening bias and the kiwi performed well throughout the month
SEK	(5.7%)
The SEK performed well in October largely due to the better risk environment, and shook off a dovish change in stance from the Riksbank. Data continued to show signs of a slowdown in Sweden which is significantly exposed to real economic shocks from the Eurozone

CHF	(3.6%)	CHF was the ‘go-to’ trade for a bearish view on the Eurozone before the September announcement of the EURCHF floor and now its correlation with risk assets has reversed
JPY	(-1.4%)
BoJ intervene in FX markets in last days of October as USDJPY print a record post-1945 low. Initial estimates suggest that the size of the program was far higher than the previous bout of record daily intervention back in August

USD
Over the course of October US economic releases generally surprised to the upside. The dollar’s role as a funding currency saw the greenback sell off sharply throughout most of the month as encouraging developments in the Eurozone, combined with the better US data and improved underlying risk appetite saw investors put risk back on

The V10 strategy changed carry position three times in the month and ended the month in a Long carry position. Positions in SEK were the major contributor to the negative performance of strategy followed by AUD and NZD. Positions in CHF and JPY added a modest positive contribution to the performance.

Graph 1: V10 and S&P 500 performance in October 2011

30 Sep - 10 Oct	Long: CHF, JPY, USD Short: AUD, NZD, SEK
11 Oct - 20 Oct	Long: AUD, NZD, SEK Short: CHF, JPY, USD
21 Oct - 27 Oct	Long: CHF, JPY, USD Short: AUD, NZD, SEK
28 Oct - 31 Oct	Long: AUD, NZD, SEK Short: CHF, JPY, USD

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Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6 May 2009 through 31 October 2011

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%	-1.3%	0.0%	-4.4%	-3.4%	-9.8%	-4.2%			-20.7%

Source: UBS Investment Bank.

Index Performance and 65 day actual volatility

Index performance and volatility filter

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Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance in October 2011

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Aug-11	Sep-11	Oct-11	Total Return1
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	8.55	7.53	7.32	-26.8%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	8.37	7.38	7.17	-28.3%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	8.50	7.49	7.28	-27.2%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	8.41	7.40	7.19	-28.1%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	8.36	7.35	7.15	-28.5%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	8.09	7.11	6.92	-30.8%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	8.24	7.23	7.03	-29.7%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	9.05	7.92	7.71	-22.9%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	8.97	7.81	7.60	-25.9%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	8.96	7.81	7.59	-26.0%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	8.74	7.58	7.38	-28.2%

1) Total return in the above table is calculated relative to the public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer
This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

© UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg. All other trademarks, registered trademarks, service marks and registered service marks are of their respective companies.

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